FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of November 2007 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On November 13, 2008, the Registrant announced its financial results for the nine and three months ended September 30, 2008. Attached hereto is a copy of the press release.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2008	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary

Tower Semiconductor Reports Third Quarter 2008
Financial Results

Achieved Revenue of $58.5 Million, Second Highest Quarterly Revenue in Company’s History

MIGDAL HAEMEK, Israel – November 13, 2008 – Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), an independent specialty foundry, today announced financial results for the third quarter ended September 30, 2008.

Highlights

—	Achieved revenue of $58.5 million, compared to $56.6 million in the same period one year ago

—	Achieved record revenue of $174.2 million for the first nine months of 2008, $5 million higher over the same period in 2007

—	Completed the merger with Jazz Technologies to create a stronger financial structure and a leading specialty foundry with increased capacity and scale offering a comprehensive process portfolio and cross-selling opportunities

—	Recorded positive cash flow from operations for eight consecutive quarters and positive EBITDA for twelve consecutive quarters

—	Decreased net loss year-over-year by approximately $14 million in the third quarter and by $27 million for the first nine months of 2008

—	Signed and closed a definitive agreement with the Company's lenders, which decreased debt by approximately $250 million

—	Initiated cost reduction plan, which is expected to result in approximately $60 million in annual run-rate beginning in 2009

—	Announced with Jazz Semiconductor the initiation of a series of global technology and marketing conferences in North America, Europe and Asia targeting cross-sales opportunities

—	Announced two customer engagements with Panavision Imaging and Cypress Semiconductor for CMOS image sensors

—	Recently announced a Jazz 90nm and 65nm technology licensing to Fujitsu Microelectronics to provide time-to-market advantage for RF CMOS customers and Ubidyne selecting Jazz to develop the world’s first pure digital radio system.

Tower posted revenue of $58.5 million for the third quarter of 2008 which was in the upper half of the Company’s previously stated guidance range. This compares to revenue of $56.6 million in the third quarter of 2007 and $58.1 million in the prior quarter.

Third quarter 2008 non-GAAP gross profit and operating profit, as described and reconciled below, totaled $20 million and $11 million, respectively, representing 35 percent gross margin and 18 percent operating margin. Calculated in accordance with Generally Accepted Accounting Principles (GAAP), net loss for the third quarter 2008 improved by approximately $14 million year over year, from $35 million, or $0.28 per share, in the third quarter of 2007, to $21 million, or $0.17 per share. This net loss includes certain one-time items as follows: (i) $131 million of gain associated with the debt restructuring agreement with the Company’s lenders; (ii) $121 million impairment of fixed assets under GAAP SFAS-144 to adjust it to prevailing market conditions; (iii) $3 million comprised of write-off in process research and development and of merger related costs.

“The third quarter of 2008 represented the second largest revenue quarter in Tower’s history and record revenue of $174.2 million for the first nine months of the year. This includes a number of significant accomplishments such as the completion of our merger with Jazz Technologies and the improvement of our balance sheet through the elimination of $250 million in debt,” commented Russell Ellwanger, Tower’s chief executive officer. “We will enter 2009 as a dramatically improved company both financially and operationally. We now have enhanced revenue and growth opportunities driven by the synergies and cross-selling opportunities available through Tower and Jazz’s expanded process portfolio and diverse customer base.”

“Additionally,” Ellwanger continued, “after a thorough evaluation of the cost synergies in connection with the merger, we are optimistic to exceed the $40 million announced in May 2008, and are targeting approximately $60M of annual run-rate cost reduction to be achieved beginning 2009 against the 2008 running cost. Further, we are already executing on cross-selling opportunities and initiated a series of global technology and marketing conferences in North America, Europe and Asia targeting existing customers of Tower and Jazz, as well as new customers. The combination of these significant efforts to improve our financial results and balance sheet create a more solid foundation putting us in a much better position to face the immediate world-wide economic downturn as well as to drive our future growth in line with our stated goal of becoming the number one specialty foundry in the world.”

Third Quarter 2008 Financial Results Conference Call and Web Cast
Tower will host a conference call to discuss these results today, November 13, 2008, at 10:00 a.m. Eastern Time (ET) / 5:00 p.m. Israel time. To participate, please call: 1-888-407-2553 (U.S. toll-free number) or +972-3-918-0691 (international) and mention ID code: TOWER. Callers in Israel are invited to call locally by dialing 03-918-0691. The conference call will also be Web cast live at http://www.earnings.com and at www.towersemi.com and will be available thereafter on both Web sites for replay for 90 days, starting at approximately 2 p.m. ET on the day of the call.

As previously announced, beginning with the fourth quarter of 2007, the Company presents its financial statements in accordance with U.S. GAAP. All historical amounts presented in this release, including the financial tables below, were recast to reflect the application of U.S. GAAP.

As applied in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of loss, according to U.S. GAAP, excluding interest and financing expenses (net), tax, depreciation and amortization, stock based compensation expenses, gain on debt restructuring, loss from impairment of fixed assets, write-off of in process research and development and merger related costs. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.

This release, including the financial tables below, presents other financial information that may be considered “non-GAAP financial measures” under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude (1) depreciation, amortization and impairment expenses related to fixed assets; (2) compensation expenses in respect of options granted to directors, officers and employees; (3) write-off of in process research and development and (4) merger related costs. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.

Following the merger with Jazz, the amounts presented in this release, including the financial tables below for the third quarter and nine months of 2008 include Jazz’s results for the period between September 19, 2008 and September 30, 2008. The balance sheet as of September 30, 2008 includes jazz’s balances as of such date.

About Tower Semiconductor Ltd.
Tower Semiconductor Ltd. is a pure-play independent specialty wafer foundry. Tower manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced mixed-signal & RF-CMOS, Power Management, CMOS image-sensor and non-volatile memory technologies. Through access to the process portfolio of its wholly owned subsidiary, Jazz Semiconductor, Tower offers RF CMOS, Analog CMOS, Silicon and SiGe BiCMOS, SiGe C-BiCMOS, Power CMOS and High Voltage CMOS. To provide world-class customer service, Tower maintains two manufacturing facilities in Israel with access to Jazz Semiconductor’s fab in the U.S. and manufacturing capacity in China through Jazz’s partnerships with ASMC and HHNEC. For more information, please visit www.towersemi.com and www.jazzsemi.com.

Forward Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results, including any expected benefits and anticipated cost savings, may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) maintaining existing customers and attracting additional customers, (ii) not receiving orders from our wafer partners and customers, which can result in excess capacity, (iii) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results, future average selling price erosion, (iv) having sufficient funds to satisfy our short-term and long-term debt obligations and other liabilities, (v) operating our facilities at high utilization rates which is critical in order to defray the high level of fixed costs associated with operating a foundry and reduce our losses, (vi) our ability to satisfy the revised covenants stipulated in our amended credit facility agreement, (vii) our ability to capitalize on increases in demand for foundry services, (viii) meeting the conditions to receive Israeli government grants and tax benefits approved for Fab2, the possibility of the government requiring us to repay all or a portion of the grants already received and obtaining the approval of the Israeli Investment Center for an expansion program, (ix) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (x) our merger with Jazz, including possible delays in the integration process, diversion of management’s attention, retention of key employees and not realizing anticipated benefits, (xi) the completion of the equipment installation, technology transfer and ramp-up of production in Fab 2 and raising the funds therefor, (xii) our dependence on a relatively small number of products for a significant portion of our revenue, (xiii) a substantial portion of our revenues being accounted for by a small number of customers, (xiv) the concentration of our business in the semiconductor industry, (xv) product returns, (xvi) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xvii) competing effectively, (xviii) the large amount of debt and liabilities and the ability to repay our short-term and long-term debt and liabilities on a timely basis, (xix) achieving acceptable device yields, product performance and delivery times, (xx) our ability to manufacture products on a timely basis and to purchase the equipment to increase Fab2 capacity and timely installation thereof, (xxi) our dependence on intellectual property rights of others and our ability to operate our business without infringing others’ intellectual property rights, (xxii) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business internationally and in Israel, (xxiii) current global economic downturn, the prevailing market conditions in the semiconductor industry (including global decreased demand, reduced prices, excess inventory and unutilized capacity) and the lack of availability of funding sources in light of the prevailing financial markets situation, which may adversely affect the future financial results and position of the Company, including its ability to continue to support its operations, (xxii) pending resolution of patent infringement claim against us, and (xxiii) business interruption due to fire, the security situation in Israel and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading “Risk Factors” in our most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

Contacts:

Tower Semiconductor Limor Asif, + 972-4-650 6936 Limoras@towersemi.com or:

Shelton Group Ryan Bright, (972) 239-5119 ext. 159 rbright@sheltongroup.com

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	September 30,	December 31,
	2008	2007
	unaudited

A S S E T S

CURRENT ASSETS
Cash, cash equivalents and deposits	$38,209	$44,536
Trade accounts receivable	55,147	44,977
Other receivables	2,468	4,748
Inventories	45,422	27,806
Other current assets	5,700	1,580

Total current assets	146,946	123,647

LONG-TERM INVESTMENTS	31,676	15,093

PROPERTY AND EQUIPMENT, NET	450,832	502,287

INTANGIBLE ASSETS, NET	86,181	34,711

GOODWILL	8,807	--

OTHER ASSETS, NET	9,026	11,044

TOTAL ASSETS	$733,468	$686,782

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of convertible debenture	$9,291	$7,887
Short term debt	14,000	--
Trade accounts payable	61,076	49,025
Deferred revenue	6,429	--
Other current liabilities	38,251	20,024

Total current liabilities	129,047	76,936

LONG-TERM DEBT FROM BANKS	200,080	379,314

DEBENTURES	219,770	117,460

LONG-TERM CUSTOMERS' ADVANCES	12,937	27,983

OTHER LONG-TERM LIABILITIES	36,244	40,380

Total liabilities	598,078	642,073

SHAREHOLDERS' EQUITY	135,390	44,709

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$733,468	$686,782

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except share data and per share data)

	Nine months ended September 30,			Three months ended September 30,
	2008	2007	2006	2008	2007	2006
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

REVENUES	$174,206	$169,235	$131,933	$58,527	$56,569	$51,503

COST OF SALES	210,443	211,209	194,764	71,136	68,278	68,272

GROSS LOSS	(36,237)	(41,974)	(62,831)	(12,609)	(11,709)	(16,769)

OPERATING COSTS AND EXPENSES
Research and development	9,690	10,291	11,155	3,500	3,312	4,193
Marketing, general and administrative	22,685	23,718	19,099	7,728	8,005	7,588
Write-off of in-process research and development	2,300	--	--	2,300	--	--
Merger related costs	520	--	--	520	--	--
Fixed assets impairment	120,538	--	--	120,538	--	--

	155,733	34,009	30,254	134,586	11,317	11,781

OPERATING LOSS	(191,970)	(75,983)	(93,085)	(147,195)	(23,026)	(28,550)

FINANCING EXPENSE, NET	(20,374)	(33,035)	(39,143)	(4,763)	(11,621)	(15,362)

GAIN ON DEBT RESTRUCTURING	130,698	--	--	130,698	--	--

OTHER INCOME (EXPENSE), NET	(638)	73	597	(109)	--	6

LOSS FOR THE PERIOD	$(82,284)	$(108,945)	$(131,631)	$(21,369)	$(34,647)	$(43,906)

BASIC LOSS PER ORDINARY SHARE

loss per share	$(0.65)	$(0.93)	$(1.67)	$(0.17)	$(0.28)	$(0.52)

Weighted average number of ordinary
shares outstanding - in thousands	126,356	117,084	78,607	129,479	123,970	85,087

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands)

	Nine months ended September 30,				Three months ended September 30,
	2008				2008
	non-GAAP	Adjustments (see a, b, c below)		GAAP	non-GAAP	Adjustments (see a, b, c below)		GAAP

REVENUES	$174,206	$--		$174,206	$58,527	--		$58,527

COST OF SALES	112,328	98,115	(a)	210,443	38,155	32,981	(a)	71,136

GROSS PROFIT (LOSS)	61,878	(98,115)		(36,237)	20,372	(32,981)		(12,609)

OPERATING COSTS AND EXPENSES

Research and development	8,587	1,103	(b)	9,690	2,849	651	(b)	3,500
Marketing, general and administrative	18,962	3,723	(c)	22,685	6,799	929	(c)	7,728
Write-off of in-process research and development	--	2,300		2,300	--	2,300		2,300
Merger related costs	--	520		520	--	520		520
Fixed assets impairment	--	120,538		120,538	--	120,538		120,538

	27,549	128,184		155,733	9,648	124,938		134,586

OPERATING PROFIT (LOSS)	$34,329	$(226,299)		$(191,970)	$10,724	$(157,919)		$(147,195)

NON-GAAP GROSS MARGINS	36%				35%

NON-GAAP OPERATING MARGINS	20%				18%

(a)	Includes depreciation and amortization expenses in the amounts of $97,482 and $32,890 for the nine and three months periods ended September 30, 2008, respectively and stock based compensation expenses in the amounts of $633 and $91 for the nine and three months periods ended September 30, respectively.

(b)	Includes depreciation and amortization expenses in the amounts of $625 and $503 for the nine and three months periods ended September 30, 2008 respectively and stock based compensation expenses in the amounts of $478 and $148 for the nine and three months periods ended September 30, 2008 respectively.

(c)	Includes depreciation and amortization expenses in the amounts of $84 and $55 for the nine and three months periods ended September 30, respectively and stock based compensation expenses in the amounts of $3,639 and $874 for the nine and three months periods ended September 30, 2008, respectively.